QuickLinks -- Click here to rapidly navigate through this document

Exhibit 12.1

Computation or Ratio of Earnings to Fixed Charges

	Predecessor					Pro-Forma Combined(1)	Reorganized
					Reorganized
	Fiscal Year Ended December 31,							Six Months Ended
				January 1- September 30, 2003	October 1- December 31, 2003	January 1- December 31, 2003	January 1- December 31, 2004
	2000	2001	2002					Jun-04	Jun-05
						(unaudited)		(unaudited)
	($ in Thousands)
Income (loss) before income taxes	$(52,706)	$(34,964)	$(8,096)	$57,988	$1,775	$59,763	$7,171	$8,647	$1,097
Fixed charges	15,906	20,240	22,890	12,926	892	13,818	3,467	1,818	5,288

Adjusted earnings	(36,800)	(14,724)	14,794	70,914	2,667	70,914	10,638	10,465	6,358
Fixed charges:
Interest expense	15,329	19,706	22,371	12,541	770	12,547	2,977	1,576	5,044
Interest portion of rent expense	577	534	519	385	122	507	490	242	244

Total fixed charges	$15,906	$20,240	$22,890	$12,926	$892	$12,926	$3,467	$1,818	$5,288
Ratio of earnings to fixed charges	—	—	0.65x	5.49x	2.99x	5.33x	3.07x	5.76x	1.21x
(Deficiency) to cover fixed charges	$(52,706)	$(34,964)	$—	$—	$—	$—	$—	$—	$—

(1)
Unaudited combined pro-forma results for the period from January 1 through December 31, 2003 reflect the predecessor company from January 1 through September 30, 2003 plus the reorganized company from October 1 through December 31, 2003. The information presented for the combined company from January 1 through December 31, 2003 is not intended to comply with GAAP or to be indicative of the results that would have been achieved if the predecessor company and the reorganized company had been operated as one company during the stated period.

QuickLinks

  Exhibit 12.1